September 12, 2008

VIA:  EDGAR

Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C.  20549

RE:       Evergreen Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File Number:  1-02199

Ladies and Gentlemen:

Pursuant to Staff’s comment letter dated August 29, 2008 with respect to our filing on Form 10-K for the fiscal year ended December 31, 2007, we respectively request a 30-day extension to the Staff’s requested response date of September 15, 2008.  As we have discussed with members of the Staff previously and Mr. George K. Schuler, Mining Engineer on September 12, 2008, the Company requires additional time to provide appropriate responses to the Staff’s comments.

Please contact Adam D. Averbach or John B. Wills at (303) 825-0800 with any questions you may have.  Thank you for your consideration.

Sincerely,

/s/ DIANA L. KUBIK
Diana L. Kubik
Chief Financial Officer

cc:     John Wills, Esq.

Evergreen Energy Inc ï 1225 17th Stï Suite 1300 ï Denver, Colorado 80202 ï Tel: (303) 293-2992 ï Fax: (303) 293-8430